UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                      FORM 144

                       NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a) Name of Issuer (please type or print)
     Medicore, Inc.
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1b)  IRS Ident.No.                     1(c) S.E.C. File No.
     59-0941551                             0-6906
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1(d) Address of Issuer         Street           City           State   Zip Code
     2337 W. 76th Street                       Hialeah           FL      33016
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1(e) Telephone No.
  Area Code   Number
    (305)    558-4000
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2(a) Name of Person for              (b) IRS                (c) Relationship
     Whose Account the                   Ident.                 to
     Securities are to                   No.                    Issuer
     Be Sold
     Charles Waddell                                            Director
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2(d) Address                   Street           City           State   Zip Code
     8 Garrell Grove                         Kilsyth, Scotland         G65 9PT
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          SEC USE ONLY
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DOCUMENT SEQUENCE NO.

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CUSIP NUMBER

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WORK LOCATION

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


3(a) Title of      (b) Name and             SEC USE ONLY       (c) Number
     the Class of      Address of           Broker-Dealer          of Shares
     Securities        Each Broker          File Number            or Other
     To be Sold        Through Whom                                Units to
                       the Securities                              be Sold
                       are to be                                   (See Instr.
                       Offered or                                  (c))
                       Each Market
                       Maker who is
                       Acquiring the
                       Securities
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     Common Stock      Acument Securities, Inc.                    5,000
                       301 Mission Street, Suite 500
                       San Francisco, CA 94105
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3(d) Aggregate      (e) Number of      (f) Approximate         (g) Name of
     Market Value       Shares or          Date of Sale            Each
     (See Instr.        Other Units        (See Instr. 3(f))       Securities
     3(d))              Outstanding        (Mo. Day Yr.)           Exchange
                        (See Instr.                                (See Instr.
                        3(e))                                      3(g))
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$8,000                  6,600,275          6/16/02                 Nasdaq
                                                                   Smallcap
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INSTRUCTIONS:
1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                          TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you       Nature of Acquisition        Name of Person
the Class    Acquired       Transaction                  From Whom Acquired
                                                         (If gift, also give
                                                         date donor acquired)

common stock August, 1992   award                        Medicore, Inc.


Amount of           Date of            Nature of Payment
Securities          Payment
Acquired

5,000               August, 1992       performance award


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


                TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of          Date      Amount of      Gross
Of Seller                   Securities        of        Securities     Proceeds
                            Sold              Sale      Sold
  NONE


REMARKS:


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


                                   June 11, 2002
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                                   DATE OF NOTICE


ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                               /s/ Charles B. Waddell
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                                     SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


                                    ATTENTION:
           Intentional misstatements or omission of facts constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001)